As filed with the Securities and Exchange Commission on May 5, 2010

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Receipts

of

CRESUD S.A.C.I.F. y A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ARGENTINE REPUBLIC

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, evidenced by America Depositary Receipts, each American Depositary Share representing Common Stock, of Cresud S.A.C.I.F. y A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$356.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Receipts.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15 and 16

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 14 and 15

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15 and 16

soliciting material

(v)  The sale or exercise of rights

Articles number 13

(vi)  The deposit or sale of securities resulting from

Articles number 12 and 17

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 6 and 8

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Articles number 13 and 18

3.  Fees and Charges

Article number 7

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 18, 1997 among Cresud S.A.C.I.F. y A., The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter agreement among Cresud S.A.C.I.F. y A. and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 5, 2010.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Shares of Common Stock, of Cresud S.A.C.I.F. y A.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, CRESUD S.A.C.I.F. Y A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Buenos Aires, Argentina on May 5, 2010.

CRESUD S.A.C.I.F. Y A.

By: /s/ Eduardo S. Elsztain

Name: Eduardo S. Elsztain

Title:   Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 5, 2010.

/s/ Eduardo S. Elsztain

/s/ Donald J. Puglisi

Name: Eduardo S. Elsztain

Name: Donald J. Puglisi

Chairman

Managing Director, Puglisi & Associates

Authorized U.S. Representative

/s/ Saúl Zang

/s/ Alejandro G. Elsztain

Name: Saúl Zang

Name: Alejandro G. Elsztain

First Vice Chairman of the Board & Director

Chief Executive Officer

(Principal Executive Officer)

/s/ Alejandro G. Elsztain

/s/ Gabriel Blasi

Name: Alejandro G. Elsztain

Name: Gabriel Blasi

Second Vice Chairman of the Board & CEO

Chief Financial Officer

(Principal Financial Officer)

/s/ Fernando A. Elsztain

/s/ David A. Perednik

Name: Fernando A. Elsztain

Name: David A. Perednik

Director

Chief Administrative Officer

(Principal Accounting Officer)

/s/ David A. Perednik

Name: David A. Perednik

Director

/s/ Alejandro G. Casaretto

Name: Alejandro G. Casaretto

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of March 18, 1997,

among Cresud S.A.C.I.F. y A., The Bank of New York Mellon as Depositary,

and all Owners and holders from time to time of American

Depositary Receipts issued thereunder.

2

Form of Letter agreement among Cresud S.A.C.I.F. y A. and The Bank of New York Mellon relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.

   5

Certification under Rule 466.